UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
OppFi Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68386H 103
(CUSIP Number)
Todd Schwartz
c/o OppFi Shares, LLC
130 E. Randolph Street, Suite 3300
Chicago, IL 60601
Copy to:
Thomas J. Ivey
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Tel: (650) 470-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68386H 103

1	Names of Reporting Persons Todd Schwartz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 96,500,241(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 96,500,241(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,500,241(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%(3)
14	Type of Reporting Person IN

(1) Represents 96,500,241 shares of Class V common stock, par value $0.0001 per share (“Class V Voting Stock”), held of record by OppFi Shares, LLC (“OFS”) (including 25,500,000 shares of Class V Voting Stock that correspond to an equivalent number of earnout shares and are subject to forfeiture), for which Todd Schwartz may be deemed to be a beneficial owner.
(2) Represents shares of Class V Voting Stock held as of July 28, 2021, following the surrender and cancellation of 486,852 shares of Class V Voting Stock on July 27, 2021 in connection with an exchange of Class A common units of Opportunity Financial, LLC ("Opportunity Financial") by a member thereof for shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of OppFi Inc., a Delaware corporation (the “Issuer”) pursuant to the exchange provisions of the Third Amended and Restated Limited Liability Company Agreement of Opportunity Financial (the “OppFi A&R LLCA”).
(3) All percentage calculations herein are based on 13,464,542 shares of Class A Common Stock and 96,500,241 shares of Class V Voting Stock outstanding as of July 28, 2021.

CUSIP No. 68386H 103

1	Names of Reporting Persons TGS Revocable Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 96,500,241(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 96,500,241(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,500,241(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person IN

(1) Represents 96,500,241 shares of Class V Voting Stock held of record by OFS (including 25,500,000 shares of Class V Voting Stock that correspond to an equivalent number of earnout shares and are subject to forfeiture), which is wholly owned by TGS Revocable Trust, whose sole trustee is Todd Schwartz.
(2) Represents shares of Class V Voting Stock held as of July 28, 2021, following the surrender and cancellation of 486,852 shares of Class V Voting Stock on July 27, 2021 in connection with an exchange of Class A common units of Opportunity Financial by a member thereof for shares of Class A Common Stock, of the Issuer pursuant to the exchange provisions of the OppFi A&R LLCA.

CUSIP No. 68386H 103

1	Names of Reporting Persons OppFi Shares, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 96,500,241(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 96,500,241(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,500,241(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person OO

(1) Represents 96,500,241 shares of Class V Voting Stock held of record by OFS (including 25,500,000 shares of Class V Voting Stock that correspond to an equivalent number of earnout shares and are subject to forfeiture).
(2) Represents shares of Class V Voting Stock held as of July 28, 2021, following the surrender and cancellation of 486,852 shares of Class V Voting Stock on July 27, 2021 in connection with an exchange of Class A common units of Opportunity Financial by a member thereof for shares of Class A Common Stock, of the Issuer pursuant to the exchange provisions of the OppFi A&R LLCA.

CUSIP No. 68386H 103

1	Names of Reporting Persons Todd Schwartz Capital Group LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,683,095(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,683,095(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,683,095(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.6%
14	Type of Reporting Person PN

(1) Represents 33,683,095 shares of Class V Voting Stock held of record by OFS (including 8,856,010 shares of Class V Voting Stock that correspond to an equivalent number of earnout shares and are subject to forfeiture), for which Todd Schwartz Capital Group LP may be deemed to be a beneficial owner. Todd Schwartz is the general partner of Todd Schwartz Capital Group LP.

CUSIP No. 68386H 103

1	Names of Reporting Persons Theodore Schwartz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,659,058(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,659,058(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,659,058(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.6%
14	Type of Reporting Person IN

(1) Represents 33,659,058 shares of Class V Voting Stock held of record by OFS (including 8,849,693 shares of Class V Voting Stock that correspond to an equivalent number of earnout shares and are subject to forfeiture), which has sole voting power over the shares of Class V Common Stock reported in this cover page. Theodore Schwartz has the indirect right to cause OFS to dispose of the shares of Class V Common Stock reported in this cover page to the Issuer pursuant to his (or LTHS Capital Group LP’s) Exchange Rights (as defined below in Item 6).

CUSIP No. 68386H 103

1	Names of Reporting Persons LTHS Capital Group LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,659,058(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,659,058(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,659,058(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.6%
14	Type of Reporting Person PN

(1) Represents 33,659,058 shares of Class V Voting Stock held of record by OFS (including 8,849,693 shares of Class V Voting Stock that correspond to an equivalent number of earnout shares and are subject to forfeiture), which has sole voting power over the shares of Class V Common Stock reported in this cover page. LTHS Capital Group LP has the indirect right to cause OFS to dispose of the shares of Class V Common Stock reported in this cover page to the Issuer pursuant to its Exchange Rights (as defined below in Item 6).

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class V Common Stock, par value $0.0001 per share (“Class V Common Stock”), of OppFi Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 130 E. Randolph Street, Suite 3400, Chicago, Illinois 60601.
Item 2. Identity and Background.
(a) This Statement is filed on behalf of (i) Todd Schwartz, (ii) TGS Revocable Trust, (iii) OppFi Shares, LLC (“OFS”), (iv) Todd Schwartz Capital Group LP, (v) Theodore Schwartz and (vi) LTHS Capital Group LP (together, the “Reporting Persons”).
(b) The business address of the Reporting Persons is Todd Schwartz c/o OppFi Shares, LLC, 130 E. Randolph Street, Suite 3300, Chicago, IL 60601.
(c) The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).
(d)–(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Todd Schwartz and Theodore Schwartz are citizens of the United States. TGS Revocable Trust is a California trust. OFS is a Delaware limited liability company. Todd Schwartz Capital Group LP is a Delaware limited partnership. LTHS Capital Group LP is a Delaware limited partnership.
Item 3. Source and Amount of Funds or Other Consideration.
On July 20, 2021 (the “Closing Date”), FG New America Acquisition Corp., a Delaware corporation (“FGNA,” the former name of the Issuer), completed the transactions contemplated by the Business Combination Agreement, dated as of February 9, 2021 (the “Business Combination Agreement”), by and among FGNA, Opportunity Financial, LLC, a Delaware limited liability company (“OppFi”), OFS, and Todd Schwartz, in his capacity as the representative (the “Members’ Representative”) of the members of OppFi immediately prior to the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Members”). At the Closing, (i) OppFi transferred to the Issuer 12,977,690 Class A common units of OppFi (“OppFi Units”), which was equal to the number of shares of FGNA’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issued and outstanding as of immediately prior to the Closing (after giving effect to redemptions by FGNA’s public stockholders prior to the Closing and the conversion of FGNA’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”)), (ii) FGNA contributed the Cash Consideration (as defined below) to OppFi in accordance with the Business Combination Agreement, which was distributed to the Members, and (iii) FGNA issued 96,987,093 shares of newly authorized Class V Voting Stock, which number of shares of Class V Voting Stock was equal to the number of OppFi Units retained by the Members immediately following the Closing (the “Retained OppFi Units”), and which shares of Class V Voting Stock were distributed to OFS, resulting in the combined company being organized in an “Up-C” structure. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Upon the Closing, FGNA changed its name to “OppFi Inc.”
The aggregate value of the consideration paid to the Members in the Business Combination was approximately $806,517,000, after giving effect to the estimated purchase price adjustments as set forth in the Business Combination Agreement, consisting of: (i) cash consideration in the amount of $91,646,050 (the “Cash Consideration”), equal to the cash remaining in FGNA’s trust account as of immediately prior to the Closing (following the redemption of 14,822,435 shares of Class A Common Stock by the FGNA’s public stockholders (the “Redemption Shares”), and (ii) 96,987,093 shares of Class V Voting Stock.

The Retained OppFi Units include 25,500,000 OppFi Units subject to certain restrictions and potential forfeiture pending the achievement of certain earnout targets by July 20, 2024, pursuant to the terms of the Business Combination Agreement.
Each of Todd Schwartz Capital Group LP and LTHS Capital Group LP is a Member and received its proportionate share of the Cash Consideration distributed to the Members. Each of the Reporting Persons acquired its respective beneficial ownership of Common Stock set forth in Rows 7 through 13 of the cover pages hereto pursuant to the Business Combination described in this Schedule 13D.
The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is filed as an exhibit hereto and incorporated by reference herein.
Item 4. Purpose of Transaction.
The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Persons acquired all of the Issuer’s securities reported herein in connection with the Business Combination.
Effective upon the Closing, and in accordance with the terms of the Business Combination Agreement, (i) each executive officer of FGNA ceased serving in such capacities, (ii) each member of the board of directors of FGNA ceased serving in such capacity, (iii) Todd Schwartz, Theodore Schwartz, Jared Kaplan, Christina Favilla, Jocelyn Moore, David Vennettilli and Greg Zeeman were appointed as directors of the Company, and (iv) Todd Schwartz was appointed Executive Chairman of the Board.
Upon the Closing, the Issuer adopted its Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in accordance with the Business Combination Agreement. In addition, upon the Closing of the Business Combination, the business of OppFi became the business of the Issuer.
On the business day following the Closing, FGNA’s public units automatically separated into their component securities upon consummation of the Business Combination and, as a result, no longer trade as a separate security and were delisted from The New York Stock Exchange.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.
Item 5. Interest in Securities of the Issuer.
(a)          See responses to Items 11 and 13 on the cover page.
(b)          See responses to Items 7, 8, 9 and 10 on the cover page.
(c)          Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A Common Stock or Class V Voting Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.
(d)          Not applicable.
(e)          Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information furnished in Item 3 is incorporated into this Item 6 by reference.
Third Amended and Restated Limited Liability Company Agreement of OppFi
Immediately prior to the Closing, the Issuer, OppFi and the Members entered into the Third Amended and Restated Limited Liability Company Agreement of OppFi (the “OppFi A&R LLCA”), which, among other things, (i) provided for a recapitalization of the ownership structure of OppFi, whereby following the execution of the OppFi A&R LLCA, the ownership structure of OppFi consists solely of the OppFi Units, (ii) designated the Issuer as the sole manager of OppFi, (iii) provides that beginning on the nine month anniversary of the Closing (unless otherwise waived by the Issuer, or, with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members, following the registration under the Securities Act of 1933, as amended, of such shares), each Retained OppFi Unit held by the Members may be exchanged, subject to certain conditions, for either one share of Class A Common Stock or, at the election of the Issuer in its capacity as the sole manager of OppFi, the cash equivalent of the market value of one share of Class A Common Stock (the “Exchange Rights”), and (iv) otherwise amended and restated the rights and preferences of the OppFi Units. If the Members exercise Exchange Rights, the same number of shares of Class V Common Stock will be cancelled by the Issuer as the number of Retained OppFi Units exchanged.

The foregoing description of the OppFi A&R LLCA does not purport to be complete and is qualified in its entirety by the full text of the OppFi A&R LLCA, which is filed as an exhibit hereto and incorporated by reference herein.
Investor Rights Agreement
The Reporting Persons are parties to the Investor Rights Agreement, dated as of July 20, 2021, by and among the Issuer, the Members’ Representative, the members of OppFi immediately prior to the closing of the Business Combination and certain stockholders of the Issuer (the “Investor Rights Agreement”), pursuant to which, among other things, (i) the Members’ Representative will have the right to nominate five directors to the board of directors of the Issuer, subject to certain independence and holdings requirements, (ii) the Issuer agreed to provide certain registration rights for the shares of Class A Common Stock held by or issuable to the Members and certain other parties, and (iii) the Members and a certain other party agreed not to transfer, sell, assign, or otherwise dispose of the shares of Class A Common Stock and the OppFi Units held by such Members and the other party, as applicable, for nine months and twenty-four months, respectively, following the Closing, subject to certain exceptions, including with respect to shares of Class A Common Stock issuable upon the exchange of 11,600,000 OppFi Units held by the Members.
The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.
Tax Receivable Agreement
The Reporting Persons are parties to the Tax Receivable Agreement (the “Tax Receivable Agreement”), which provides for, among other things, payment by the Issuer to the Members of 90% of the U.S. federal, state and local income tax savings realized by the Issuer as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement and the exchange of Retained OppFi Units for Class A Common Stock or cash.
The Tax Receivable Agreement may be terminated if (i) the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of the agreed payments remaining to be made under the Tax Receivable Agreement, discounted at the Early Termination Rate (as defined therein), (ii) there is a change of control, or (iii) the Issuer materially breaches any of the material obligations of the Tax Receivable Agreement. Upon early termination by change of control or material breach, all obligations will generally be accelerated and due as if the Issuer had delivered an early termination notice on the date of such change of control or material breach.
The Tax Receivable Agreement provides that in the event of a change of control, Todd Schwartz, or such other person appointed pursuant to the terms of the Tax Receivable Agreement, will have the option to accelerate the unpaid obligations of the Issuer as calculated in accordance with certain valuation assumptions, including that the Issuer will have taxable income sufficient to fully utilize the tax items, including deductions, arising from certain basis adjustments and any deduction attributable to any payment made under the Tax Receivable Agreement.
In the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control in the Issuer or OppFi occur, (iii) the Issuer, in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by the applicable final payment date, which non-payment continues for 30 days following such final payment date, or (iv) the Issuer materially breaches any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii), which breach continues without cure for 30 days following receipt by the Issuer of written notice thereof and written notice of acceleration is received by the Issuer thereafter (except that in the case that the Tax Receivable Agreement is rejected in a case commenced under bankruptcy laws, no written notice of acceleration is required), in the case of clauses (iii) and (iv), unless certain liquidity exceptions apply, the Issuer’s obligations under the Tax Receivable Agreement will accelerate, and the Issuer will be required to make a lump-sum cash payment to the Members and/or other applicable parties.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 30, 2021.
Exhibit 2
Business Combination Agreement, dated as of February 9, 2021, by and among the Issuer, Opportunity Financial, LLC, OppFi Shares, LLC and Todd Schwartz, in his capacity as the Members’ Representative (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 3
Third Amended and Restated Limited Liability Company Agreement of Opportunity Financial, LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on July 26, 2021).

Exhibit 4
Investor Rights Agreement, dated as of July 20, 2021, by and among the Issuer, the Members, the Members’ Representative and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Amendment No. 1 to the Registration Statement on Form 8-A (File No. 001-39550) filed with the Securities and Exchange Commission on July 21, 2021).

Exhibit 5
Tax Receivable Agreement, dated as of July 20, 2021, by and among the Issuer, Opportunity Financial, LLC, the Members and the Members’ Representative (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39550) filed with the Securities and Exchange Commission on July 26, 2021).

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 30, 2021

/s/ Todd Schwartz
Name: Todd Schwartz

TGS REVOCABLE TRUST

By:	/s/ Todd Schwartz
Name: Todd Schwartz
Title: Trustee

OPPFI SHARES, LLC

By:	/s/ Todd Schwartz
Name: Todd Schwartz
Title: Manager

Todd Schwartz Capital Group LP

By:	/s/ Todd Schwartz
Name: Todd Schwartz
Title: General Partner

/s/ Theodore Schwartz
Name: Theodore Schwartz

LTHS Capital Group LP

By:	/s/ Theodore Schwartz
Name: Theodore Schwartz
Title: General Partner